Exhibit 5

Press Release

Paipai, Kuvera sign strategic partnership agreement

Establishes cooperation between subsidiaries of JD.com, WPP

(Beijing, 23 March 2015) — Kuvera, a wholly owned WPP company specializing in e-commerce in China, and Paipai, China’s leading social commerce platform on mobile and a wholly owned subsidiary of JD.com, today signed an agreement naming Kuvera as Paipai’s strategic partner in a new initiative of developing mobile social e-commerce in China for global brands. The agreement establishes a partnership between the e-commerce units of WPP, the world’s largest marketing services group, and JD.com, China’s leading online direct sales company.

Kuvera is WPP’s new end-to-end e-commerce solutions agency that works across platforms. Paipai is a wholly owned subsidiary of JD.com and a leading social commerce platform on mobile.

Under the agreement, Kuvera acts as a total solution provider for WPP’s clients to conduct online retailing business on Paipai’s e-commerce platform, utilizing social networking and a variety of marketing tools; if circumstances permit, Paipai will recommend WPP agencies to Paipai’s merchants, as a preferred service provider of marketing and promotion services and as a strategic partner of Paipai.

Specifically, Kuvera becomes a qualified service provider on Paipai and will assist Paipai to recruit new brand merchants. Kuvera will provide a full spectrum of services to clients, including transaction services, storefront management, brand promotion and customer relationship management (CRM). In turn, Paipai will provide clients with necessary support and resources, including traffic, technical solutions and merchandising staff.

The agreement also provides Kuvera access to Paipai’s advertising inventory, including its organic traffic and traffic from social media which Paipai connects with, such as WeChat and QQ.

“It is a milestone that we are going to provide a total solution package including advertising and online sales for global brand names under social e-commerce context. Through Paipai and Kuvera, we hope more global brand names can enjoy the benefit and excitement that social e-commerce brings to them and we hope JD and WPP will have further and tighter co-operation along the way,” said JD.com CEO Richard Liu.

“China’s consumers are among the world’s most engaged in the e-commerce, social networking and mobile spaces. This agreement provides WPP and our clients the ability to leverage Paipai and JD.com’s platforms,” said WPP CEO Martin Sorrell.

“Brands are seeking to reach Chinese consumers more effectively, particularly over social and mobile networks. With this agreement, our clients now have greater access to social commerce channels, including the highly popular WeChat ecosystem,” said Bessie Lee, WPP China CEO. In 2014 in Greater China, WPP companies (including associates) generated revenue of US$1.5 billion with almost 15,000 people, with digital revenue around $450 million. WPP’s global digital revenue was US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion.

“We are excited to have WPP as a strategic partner of Paipai. With WPP’s unparalleled branding and advertising expertise globally, we together will provide a total solution including brand and long tail ads and marketing strategy to our customers in the social commerce universe,” said Paipai President Kate Kui.

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About WPP

WPP is the world’s largest communications services group with billings of US$76 billion and revenues of US$19 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; data investment management; public relations & public affairs; branding & identity; healthcare communications; direct, digital, promotion & relationship marketing and specialist communications. The company employs over 188,000 people (including associates and investments) in over 3,000 offices across 111 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2014 Cannes Lions International Festival of Creativity for the fourth year running. WPP was also named, for the third consecutive year, the World’s Most Effective Holding Company in the 2014 Effie Effectiveness Index, which recognizes the effectiveness of marketing communications.

About Kuvera

Kuvera is an end-to-end cross platform total e-commerce solution specialist operating in China, wholly owned by WPP. The company handles warehouse management, logistics and service center management, eTail story setup and operation, CRM and data analytics, and demand management platform (DMP) and ad sales. Allen Liu is the CEO of Kuvera.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 123 warehouses in 40 cities, and in total 3,210 delivery stations and pickup stations in 1,862 counties and districts across China, staffed by its own employees. The Company provided same-day delivery in 134 counties and districts under its 211 program and next-day delivery in another 866 counties and districts across China as of December 31, 2014.

About Paipai

A wholly-owned subsidiary of JD.com, Paipai is a leading social commerce platform on mobile. Paipai is developing a new e-commerce eco-system through social connections and a combination of centralized and de-centralized traffic. With support from its parent company, JD.com, and its strategic partner, Tencent, Paipai has a well-established merchandise management system and continuously improving quality control oversight. Paipai is devoted to optimizing customer experience and building trust with customers.

For more information, contact:

Belinda Rabano

WPP

Belinda.rabano@wpp.com

+86 1360 107 8488

Echo Su

Paipai

suwei@jd.com

+86 1391 133 0917